FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For February 13, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: February 13, 2003                                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator


2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Updates Drilling Programs

Calgary, Alberta, February 13, 2003 - Gentry Resources Ltd. ("Gentry") is pleased to announce drilling success in their core areas.

Princess

Since July, 2002, Gentry’s drilling has yielded five exploratory Pekisko pool discoveries representing a 75% success rate. Gross production from the wells in January averaged 330 bbls/d and 300 mcf/d of conserved solution gas. Gentry has a before payout working interest of 50% in all but one of the wells.

The wells currently are producing to new well test allowables and some reserve-based allowables, which has restricted production. Gentry has made Good Production Practice applications to the Alberta Energy & Utilities Board (“AEUB”) which, when granted, will allow the Company to produce these wells without the current “allowable” restrictions. The Company continues to tie-in wells for processing, water disposal and solution gas conservation.

Beginning in early March and continuing through to the third quarter of 2003, the Company will be drilling ten new locations targeting primarily the oil-prone Pekisko formation with two wells targeting the gas-prone Mannville and Nisku formations.

The Company has also commenced two large 3D seismic programs to explore for similar reservoirs on offsetting lands acquired in the Princess area. It is anticipated that a number of drilling targets will arise from these seismic programs, and drilling is planned for the third quarter of 2003. Gentry maintains a 50% working interest in all these new lands.

Gentry’s proposed Princess gas plant is nearing the final stages of approval. The AEUB has granted Gentry a plant license subject to the approval of Alberta Environment. The Company anticipates having its plant operational by late in the second quarter of 2003.

Gentry’s land picture continues to grow throughout the Princess region, and will remain an important focus for capital expenditures and exploration efforts over the next eighteen months.

Sedalia

The Company has three gas wells onstream in this relatively new core area. Combined production from these wells is currently restricted at 1.6 mmcf/d (net 900 mcf/d). Gentry has also recently entered into a large farm-in arrangement whereby the Company can earn interests in 15 sections of land by committing to a number of wells. Gentry currently has interests or options in 22 sections of land in the area. Three additional gas wells will be drilled in March and, based on current prospects, the Company anticipates drilling four to six additional wells by the third quarter. The target formations are the Viking and Mannville formations. Gentry, as operator of the area, will maintain a minimum 50% working interest in the lands.

Whitecourt

Gentry’s third and newest core area in west-central Alberta is starting to pay dividends as a well drilled in December was recently tested and will begin production next week from a new pool discovery in which Gentry has a 50% working interest.

Gentry was recently successful at a Crown land sale, acquiring a 40% working interest in 6½ sections of additional key lands. The Company is currently reviewing 2D seismic data and anticipates drilling the first well on the new lands early in the third quarter of 2003. Gentry currently maintains interests in 10½ sections of land in the area.

Non-Operational Projects

Drilling programs on Gentry’s non-operated lands are actively continuing in a number of areas. In the Windfall area of central Alberta, Gentry is participating as to a 50% working interest in a well, which was spud this week. Gentry currently has an interest in three sections of land in the play, and plans to acquire additional lands in this area.

At Joffre, two successful gas wells have just been drilled and are awaiting completion and tie-in. Another well was successfully recompleted and one suspended well was recently tied in. Gentry holds working interests between 9% and 22% in this area.

Gentry’s long-life producing units have also been active with infill drilling and workover programs. Gentry participated in five new wells each at Dollard and East Carnduff, two wells in Virden Roselea and wells in Baldwinton and West Provost. The activity in the third and fourth quarters of 2003 also promises to be robust. In the Weyburn Unit, the operator continues to expand its CO2 and water-flood enhanced recovery scheme.

Future Plans

Gentry continues to add to its large undeveloped land holdings, which currently exceed 70,000 net acres. Capital spending for 2003 is set at $12 million, funded by internally generated cash flow. Gentry’s current plans are to drill 35 wells (net 15) in 2003 from current drilling inventories.

The Company continues to aggressively ramp up production, with current volumes at approximately 1,900 boe/d. With new production coming onstream, Gentry expects production rates in excess of 2,600 boe/d by June of 2003. Further production increases are anticipated for the third quarter of 2003, due to well tie-ins and new drilling programs. Crude oil and liquids comprise 52% of Gentry’s volumes, while natural gas makes up the remaining 48%.

Gentry is committed to growth through the drill bit. Aggressive drilling programs such as the successful Princess programs will provide high impact and long-term growth through large steps in production and reserves, while the Company’s activities in areas requiring modest capital programs, such as east-central Alberta, will provide near-term steady cash-flow. Gentry has recently added geological and engineering staff in order to keep up with current growth initiatives.

Gentry currently has 23,868,930 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY